CROWLEY®

April 14, 2006

Mr. David R. Humphrey
Branch Chief-Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:   Crowley Maritime Corporation
         Form 10-K for the Year Ended December 31, 2005
         File 000-49717

Dear Mr. Humphrey:

This letter sets forth the response of Crowley Maritime Corporation (“Crowley” or “the Company”) to the comments set forth in the Staff’s letter dated April 12, 2006 in connection with the Form 10-K for the fiscal year ended December 31, 2005 filed by Crowley with the Securities and Exchange Commission. For the ease of reference, we have set forth these comments followed by Crowley’s response.

Form 10-K for the Year Ended December 31, 2005:

Comment:   We note your response to the comments issued in our letter dated March 29, 2006. In order to provide context for your proposed additional disclosure, please state at the beginning such disclosure that Cuba is identified by the U.S. as a state sponsor of terrorism and is subject to U.S. asset controls.

Response:  The Company has added the following disclosure to its business description in Part I, Item 1 of its Form 10-K.

Cuba is identified by the United States as a state sponsor of terrorism and is subject to United States asset controls. The Cuba service is provided under licenses granted by the Office of Foreign Assets Control of the U.S. Treasury Department and the Bureau of Export Administration, U.S. Commerce Department. The cargo transported to Cuba consists of agricultural, food, lumber, paper and humanitarian items, which are licensed under the Trade Sanction Reform and Export Act of 2000. The Company does not allow shippers to ship cargoes to Cuba which do not have such licenses.

In connection with responding to your comments, the Company acknowledges that:

• Crowley is responsible for the adequacy and accuracy of the disclosures in Form 10-K for the year ended December 31, 2005;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended December 31, 2005; and
• Crowley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please contact me at (904) 727-2576.

Very truly yours,

John C. Calvin
Senior Vice President and Controller
Crowley Maritime Corporation

Cc:   Thomas B. Crowley, Jr.
         Art F. Mead
         Richard V. Smith
         Richard L. Swinton

[CROWLEY LOGO]

CROWLEY MARITIME CORPORATION
155 AVENUE GRAND • SUITE 700 • OAKLAND • CALIFORNIA  • 94612 • 510.251.7500
www.crowley.com